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                                                                EXHIBIT (A)(34)



Safety-Kleen Shareholders Reject Buyout; Laidlaw Environmental Extends Offer


COLUMBIA, S.C., March 9 -- Laidlaw Environmental Services, Inc. (NYSE: LLE) announced that the Safety-Kleen Corp. (NYSE: SK) special shareholder meeting has been concluded and that the Philip Group merger proposal has been defeated. Based on its preliminary count, Laidlaw Environmental said approximately 44% of Safety-Kleen's outstanding shares were voted in favor of the Buyout.

Mr. Kenneth W. Winger, Laidlaw Environmental's president and chief executive officer, said:

    "We are gratified that once again Safety-Kleen shareholders have clearly said they prefer the Laidlaw Environmental Offer. We expect the Safety-Kleen Board of Directors to accede to the will of its shareholders and remove the poison pill and other obstacles to the completion of our bid. We urge Safety- Kleen shareholders to promptly tender their shares into our offer in order to ensure a timely and smooth transition."

Laidlaw Environmental said it had extended its exchange offer for Safety-Kleen common shares until 12:00 p.m. Midnight, New York City time on Monday, March 16, 1998, in order to give Safety-Kleen shareholders an opportunity to tender into the offer. Laidlaw Environmental further said that 27.8 million Safety-Kleen common shares had been validly tendered and not withdrawn at the time the exchange offer was extended. These shares, combined with the 601,100 shares already owned by Laidlaw Environmental, represent approximately 48% of the outstanding shares of Safety-Kleen.

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.



SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210